UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INDEPENDENCE HOLDING COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

453440307
(CUSIP Number of Class of Securities)

David T. Kettig
Chief Operating Officer and Executive Vice President
c/o The IHC Group
485 Madison Avenue, 14th Floor
New York, NY 10022
(212) 355-4141
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Nicholas R. Williams
Per B. Chilstrom
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019-6131
(212) 878-3079

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,000,000	$4,636

* Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by multiplying $20.00 (the tender offer price) by 2,000,000, the estimated maximum number of shares of common stock, par value $1.00, of Independence Holding Company to be acquired in the tender offer.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by .0001159.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable   Filing Party: Not applicable

Form or Registration No.: Not applicable   Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
       ☐ Third-party tender offer subject to Rule 14d-1.
       ☒ Issuer tender offer subject to Rule 13e-4.
       ☐ Going-private transaction subject to Rule 13e-3.
       ☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
       ☐ Rule 13e-4(i) (Cross-Border Tender Offer)
       ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 3 ("Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 26, 2017 relating to the offer by Independence Holding Company, a Delaware corporation (the "Company"), to purchase for cash up to 2,000,000 shares of its common stock, par value $1.00 per share (the "Shares"), at a price of $20.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(i) of the Schedule TO, and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer")," a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.   Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On June 29, 2017, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern time, on Monday, June 26, 2017. A copy of the press release is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Item 12.   Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(iv)   News Release, dated June 29, 2017 – Independence Holding Company Announces the Final Results of its Tender Offer to Repurchase up to 2,000,000 Shares of its Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2017   **INDEPENDENCE HOLDING COMPANY**

By: /s/ David T. Kettig
Name: David T. Kettig
Title: Chief Operating Officer and Executive Vice President

INDEPENDENCE HOLDING COMPANY   CONTACT: Loan Nisser
96 CUMMINGS POINT ROAD   (646) 509-2107
STAMFORD, CONNECTICUT 06902   www.IHCGroup.com
NYSE: IHC

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES
THE FINAL RESULTS OF ITS TENDER OFFER
TO REPURCHASE UP TO 2,000,000 SHARES OF ITS COMMON STOCK**

Stamford, Connecticut, June 29, 2017. Independence Holding Company (NYSE:IHC) ("IHC" or the "Company") announced today the final results of its tender offer to purchase up to 2,000,000 shares of its common stock at a price per share of $20.00, net to the seller in cash, without interest, less any applicable withholding taxes, which expired at 5:00 p.m., Eastern time, on June 26, 2017.

Based on the final tabulation by Broadridge Corporate Issuer Solutions, Inc., the depositary for the tender offer, 1,386,332 shares of the Company's common stock were properly tendered and not withdrawn by shareholders. The Company accepted for purchase 1,386,332 shares of its common stock at a purchase price of $20.00 per share, for an aggregate purchase price of $27,726,640. After the tender offer, IHC has 14,991,424 shares of common stock outstanding.

The depositary will promptly issue payment for the shares validly tendered and accepted under the tender offer. Shareholders who tendered shares and who have questions may call the depositary at (844) 898-7017 (toll-free).

The number of shares available under IHC's current repurchase program was unaffected by the tender offer. IHC will continue to be able to repurchase up to 2,170,673 shares of its common stock under its repurchase program (inadvertently misstated to be 780,407 shares in IHC's press release dated June 26, 2017) commencing ten business days after expiration of the tender offer. Under its repurchase program, IHC may repurchase shares from time to time in the open market or in privately negotiated transactions. The amount, timing and price of any repurchases will depend on a number of factors, including, without limitation, the Company's results of operations, financial position and capital requirements, business and market conditions, including the price of shares of its common stock, and legal, tax, regulatory and contractual constraints or restrictions.

About The IHC Group

Independence Holding Company (NYSE:IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries since 1980. The IHC Group owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc., a technology-driven insurance sales and marketing company that creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products (including ACA plans and small group medical stop-loss). All products are placed with highly rated carriers.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the SEC. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.